Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

The following is the text of Q&As made available on the Kraft website on June 3, 2015

Frequently Asked Questions Regarding the Tax Consequences

of the Kraft-Heinz Transaction

The following frequently asked questions are not tax advice, and are directed only at Kraft Foods Group, Inc. (“Kraft”) shareholders who hold common stock, without par value, of Kraft (“Kraft common stock”) as a capital asset for investment purposes. Holders of Kraft common stock who are not U.S. persons may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under U.S. and non-U.S. laws. Further, this discussion is not a complete description of all of the consequences of the proposed merger, the subsequent merger and the special cash dividend of $16.50 per share of Kraft common stock to be received by the holders of record of the issued and outstanding shares of Kraft common stock as of immediately prior to the effective time of the proposed merger (the “special dividend”) relevant to a particular holder and, in particular, may not address U.S. federal income tax considerations applicable to Kraft shareholders subject to special treatment under U.S. federal income tax law. Holders of Kraft common stock should also review the discussion under the heading “Material U.S. Federal Income Tax Consequences” in the registration statement filed on Form S-4 [include link].

Tax matters are complicated, and the tax consequences of the proposed transaction will depend on each shareholder’s particular tax situation.

Kraft shareholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the proposed merger and the special dividend to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

QUESTIONS

Q:        Will the proposed merger be a so-called “tax-free” reorganization?

A:        The obligations of Kraft, on the one hand, and H.J. Heinz Holding Corporation (“Heinz”), on the other hand, to complete the proposed merger are conditioned, respectively, on receipt of a written opinion from their respective counsel, each to the effect that for U.S. federal income tax purposes, the proposed merger and the subsequent merger will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a consequence, it is expected that for U.S. federal income tax purposes, the special dividend, the proposed merger and the subsequent merger will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Q:        Is the special dividend a dividend for U.S. federal income tax purposes?

A:        Generally, no. As a result of the expected tax treatment as a reorganization described above, both the common stock of The Kraft Heinz Company (“Kraft Heinz common stock”) and the special dividend are expected to be treated as received in exchange for shares of Kraft common stock pursuant to a transaction qualifying as a reorganization for U.S. federal income tax purposes and not as a dividend.

Q:        Will Kraft shareholders recognize gain or loss in the transaction?

A:        A Kraft shareholder who exchanges shares of Kraft common stock for shares of Kraft Heinz common stock pursuant to the proposed merger and receives the special cash dividend will recognize gain, but will not recognize any loss, for U.S. federal income tax purposes.

Q:        How will the amount of gain be calculated?

A:        The amount of gain recognized will equal the smaller of:

(i)	the amount of cash received in the special dividend, and

(ii)	the excess, if any, of

(x)        the amount of cash received in the special dividend and the fair market value of the Kraft Heinz common stock received in the merger (determined at the effective time of the merger) over

(y)        the Kraft shareholder’s tax basis in the shares of Kraft common stock surrendered in the merger.

            See the examples below for sample calculations of gain recognized in the merger.

Q:	How will gain or non-recognized loss be calculated for shareholders who own multiple blocks of Kraft common stock?

A:        The amount of gain (or non-recognized loss) must be computed separately for each block of Kraft common stock if those blocks were purchased at different prices or at different times, and a loss realized on one block of stock may not be used to offset a gain realized on another block of stock.

Q:        Will gain be long-term capital gain?

A:        Any recognized gain will generally be long-term capital gain if the shareholder’s holding period for the shares of Kraft common stock surrendered is more than one year at the effective time of the proposed merger.

Q:        How will the tax basis of the Kraft Heinz common stock received in the proposed merger be calculated?

A:        Each Kraft shareholder’s aggregate tax basis in the shares of Kraft Heinz common stock received in the merger will equal:

(i)	his or her aggregate tax basis in the Kraft common stock surrendered in the merger,

(ii)	increased by the amount of gain recognized, and

(iii)	decreased by the amount of cash received in the special dividend.

See the examples below for sample calculations of basis in Kraft Heinz common stock received in the merger.

Q:        What is the holding period in the Kraft Heinz common stock received in the proposed merger?

A:        The holding period of the shares of Kraft Heinz common stock received in the Proposed merger by a Kraft shareholder will include the holding period of the shares of Kraft common stock that he or she surrendered.

EXAMPLES

The following examples assume that:

●	A shareholder holds 10 shares of Kraft;

●	The shareholder’s basis in these shares is his or her cost basis (i.e., the amount the shareholder paid for the shares);

●	For each share of Kraft common stock, the shareholder receives one share of Kraft Heinz common stock in the proposed merger with a fair market value as of the merger of $73; and

●	For each share of Kraft common stock, the shareholder receives a special cash dividend of $16.50.

This fair market value is used only for purposes of the following examples. The actual fair market value of the Kraft Heinz shares a Kraft shareholder will receive in the merger will depend on the fair market value of the Kraft Heinz shares on the date of the merger.

Example 1:

A Kraft shareholder bought 10 shares of Kraft common stock on January 2, 2014, at a price of $53.73 per share. The shareholder’s aggregate basis in these shares is the price paid for the shares, which is $537.30. In the merger, the shareholder receives Kraft Heinz common stock with a fair market value of $730 and a special dividend of $165, for total consideration of $895.

Gain Recognized	The amount of gain recognized will equal the smaller of:
● $165 (the special dividend); and
● $357.70 (the excess of $895 over $537.30)
As a result, the shareholder will be required to recognize $165 of gain
	●	This gain will be long-term capital gain, because the shareholder has held the Kraft shares for more than one year.
Basis	The shareholder’s basis in the Kraft Heinz shares will equal:
	●	$537.30 (the basis in the Kraft shares surrendered)
	●	Plus $165 (the amount of gain recognized),
	●	Minus $165 (the special dividend)
As a result, the shareholder’s basis in the Kraft Heinz shares will be the same as his basis in his shares of Kraft common stock, or $537.30

Example 2

A Kraft shareholder bought 10 shares of Kraft common stock on January 2, 2015, at a price of $62.64 per share. The shareholder’s aggregate basis in these shares is the price paid for the shares, which is $626.40. In the merger, the shareholder receives Kraft Heinz common stock with a fair market value of $730 and a special dividend of $165, for total consideration of $895.

Gain Recognized	The amount of gain recognized will equal the smaller of:
● $165 (the special dividend); and
● $268.60 (the excess of $895 over $626.40)
As a result, the shareholder will be required to recognize $165 of gain
This gain will be short-term capital gain, because the shareholder has held the Kraft shares for less than one year.
Basis	The shareholder’s basis in the Kraft Heinz shares will equal:
● $626.40 (the basis in the Kraft shares surrendered)
● Plus $165 (the amount of gain recognized),
● Minus $165 (the special dividend)
As a result, the shareholder’s basis in the Kraft Heinz shares will be the same as his basis in his shares of Kraft common stock, or $626.40

Example 3:

A Kraft shareholder bought 10 shares of Kraft common stock on March 25, 2015, at a price of $83.17 per share. The shareholder’s aggregate basis in these shares is the price paid for the shares, which is $831.70. In the merger, the shareholder receives Kraft Heinz common stock with a fair market value of $730 and a special dividend of $165, for total consideration of $895.

Gain Recognized	The amount of gain recognized will equal the smaller of:
	●	$165 (the special dividend); and
	●	$63.30 (the excess of $895 over $831.70)
As a result, the shareholder will be required to recognize $63.30 of gain
This gain will be short-term capital gain, because the shareholder has held the Kraft shares for less than one year.

Basis	The shareholder’s basis in the Kraft Heinz shares will equal:
	●	$831.70 (the basis in the Kraft shares surrendered)
	●	Plus $63.30 (the amount of gain recognized),
	●	Minus $165 (the special dividend)
As a result, the shareholder’s basis in the Kraft Heinz shares ($730.00) will be lower than his basis in the Kraft shares to reflect the fact that all of the gain in the Kraft shares has been recognized, and to adjust the basis of the Kraft Heinz shares to equal the fair market value of such shares at the time of the merger.

Example 4:

A Kraft shareholder bought:

●	5 shares of Kraft common stock on March 27, 2015, at a price of $89.10 per share and an aggregate basis of $445.50, and

●	5 shares of Kraft common stock on April 1, 2015, at a price of $90.70 per share and an aggregate basis of $453.50.

In the merger, the shareholder receives Kraft Heinz common stock with a fair market value of $730.00 and a special dividend of $165.00, for total consideration of $895.00.

●	Fifty percent of the Kraft Heinz stock received and fifty percent of the special dividend received (e.g., Kraft Heinz common stock with fair market value of $365 and a special dividend of $82.50) are allocable to each block of the Kraft common stock, respectively.

	March 27 Block	April 1 Block
Gain or Loss	The amount of gain recognized will equal the smaller of:	The shareholder’s aggregate basis in the block of shares purchased on April 1 exceeds the value of the consideration attributable to those shares:
● $165 (the special dividend); and
	● $2.00 (the excess of $447.50 over $445.50)	● Loss of $6.00 (the difference between $447.50 and $453.50)
	As a result, the shareholder will be required to recognize $2.00 of gain This gain will be short-term capital gain, because the shareholder has held the Kraft shares for less than one year.	Losses cannot be recognized as a result of the merger. As a result, the shareholder does not recognize a loss.

No offset permitted

Even though the shareholder realized a net loss as a result of the merger (the $2.00 gain from the shares purchased on March 27 was less than the $6.00 loss from the shares purchased on April 1), losses in one block of shares may not be used to offset gains in another.

	●	The shareholder must still recognize the gain on the shares purchased on March 27, as described above.
	●	Although no offset is permitted between the blocks of stock exchanged in this Transaction, this gain may nevertheless be offset by other losses that the shareholder may have recognized in 2015.
The shareholder’s basis in the Kraft Heinz shares must also be computed separately, according to each block of shares surrendered.
	March 27 Block		April 1 Block
Basis	The shareholder’s basis in the 5 Heinz Kraft shares received in exchange for the block of Kraft shares acquired on March 27 will equal:		The shareholder’s basis in the 5 Heinz Kraft shares received in exchange for the block of Kraft shares acquired on April 1 will equal:
	●	$445.50 (the basis in the Kraft shares surrendered)	● $453.50 (the basis in the Kraft shares surrendered)
	●	Plus $2.00 (the amount of gain recognized),	● Minus $82.50 (the special dividend),
	●	Minus $82.50 (the special dividend)	As a result, the shareholder’s basis in the Kraft Heinz shares allocable to the Kraft shares purchased on April 1 ($371.00) reflects the $6.00 of unrecognized loss.

As a result, the shareholder’s basis in the Kraft Heinz shares allocable to the block of Kraft shares purchased on March 27, 2015 ($365.00) will equal the fair market value of the Kraft Heinz shares at the time of the merger.

The discussion of the U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and the special dividend. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger or the special dividend.

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.